Exhibit (a)(1)(G)

To:	All Eligible employees

Subject:	ZymoGenetics’ Stock Option Exchange Program Closes Soon

An email was sent to you on November 16, 2009, from Tamara Donnelly that provided you with instructions about how to participate in ZymoGenetics’ Stock Option Exchange Program. If you would like to take advantage of this opportunity, you must submit an online election form by logging on to the website below before the program deadline: 9:00pm Pacific Time, December 14, 2009.

https://ZymoGenetics.equitybenefits.com.

If you have already made your election and wish to make any changes, you must do so before the program deadline: 9:00pm Pacific Time, December 14, 2009. Click on the link above to access your selections and make any changes.

In order to make your selections through this website, you will need your Personal Identification Number (PIN).

Your initial PIN – ZGEN plus the last the last four digits of your Social Security Number (i.e. ZGEN1234).

Questions about the offer or requests for assistance should be made by email to ZymoGenetics Human Resources at optionexchange@zgi.com. We will attempt to respond to all questions.

Please do not reply to this message.

The ZymoGenetics Stock Option Exchange Program expires at 9:00 p.m., Pacific Time, December 14, 2009

Please note that all times described for the Stock Option Exchange Program are Pacific Time, regardless of your location. If you have questions, please email Optionexchange@zgi.com